UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

FOR BATCHES ONLY

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(Insert date eg. 1 – 31 December 2017)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding (01 December 2017)	Announcement Transaction in Own Shares (01 December 2017)
Announcement Transaction in Own Shares (04 December 2017)	Announcement Transaction in Own Shares (05 December 2017)
Announcement Transaction in Own Shares (06 December 2017)	Announcement Director/PDMR Shareholding (07 December 2017)
Announcement Transaction in Own Shares (07 December 2017)	Announcement Transaction in Own Shares (08 December 2017)
Announcement Director/PDMR Shareholding (11 December 2017)	Announcement Transaction in Own Shares (11 December 2017)
Announcement Transaction in Own Shares (12 December 2017)	Announcement Transaction in Own Shares (13 December 2017)
Announcement Transaction in Own Shares (14 December 2017)	Announcement Transaction in Own Shares (15 December 2017)
Announcement Transaction in Own Shares (19 December 2017)	Announcement Director/PDMR Shareholding (19 December 2017)
Announcement Transaction in Own Shares (19 December 2017)	Announcement Transaction in Own Shares (20 December 2017)
Announcement Transaction in Own Shares (21 December 2017)	Announcement Transaction in Own Shares (22 December 2017)
Announcement Transaction in Own Shares (27 December 2017)	Announcement Transaction in Own Shares (28 December 2017)
Announcement Transaction in Own Shares (29 December 2017)

Diageo PLC – Director/PDMR Shareholding
Dated 01 December 2017

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	SIOBHAN MORIARTY
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction	Exercise of options over Ordinary Shares under the Company's UK Sharesave Plan 2014 on 1 December 2017. All exercised options were retained.
c)	Price(s) and volume(s)	Price(s)(pence)	Volume(s)No. of Ordinary Shares
		1,406	640
d)	Aggregated information	N/A
e)	Date of the transaction	1 DECEMBER 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Transaction in Own Shares
Dated 01 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       01 December 2017

Number of ordinary shares purchased:    377,964

Volume weighted average price paid per share:        2,569.15p

Highest price paid per share:        2,579.50p

Lowest price paid per share:        2,561.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2085Y_-2017-12-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 04 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       4 December 2017

Number of ordinary shares purchased:    370,565

Volume weighted average price paid per share:        2,588.71p

Highest price paid per share:        2,595.00p

Lowest price paid per share:        2,573.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3457Y_-2017-12-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 05 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       5 December 2017

Number of ordinary shares purchased:    359,279

Volume weighted average price paid per share:        2,610.07p

Highest price paid per share:        2,622.50p

Lowest price paid per share:        2,593.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4805Y_-2017-12-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 06 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       6 December 2017

Number of ordinary shares purchased:    357,561

Volume weighted average price paid per share:        2,631.26p

Highest price paid per share:        2,660.50p

Lowest price paid per share:        2,593.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6191Y_-2017-12-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Director/PDMR Shareholding
Dated 07 December 2017

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. B FRANZ 2. J KENNEDY 3. D MAHLAN 4. S SALLER
b)	Position / status	1.-4. MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
b)	Nature of the transaction
The persons discharging managerial responsibilities named above, as participants in the dividend reinvestment programme connected with the US Employee Stock Purchase Plan (also Known as the US Sharesave Plan), received American Depositary Shares ("ADS") on 11 October 2017, in respect of the Company's final dividend.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. $135.87	33
		2. $135.87	6
		3. $135.87	50
		4. $135.87	36
d)	Aggregated information	N/A
e)	Date of the transaction	11 OCTOBER 2017
f)	Place of the transaction	New York Stock Exchange (XNYS)
Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. B FRANZ 2. A GAVAZZI 3. D MAHLAN 4. S SALLER
b)	Position / status	1.-4. EXECUTIVE COMMITTEE MEMBER
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
b)	Nature of the transaction	GRANT OF OPTIONS TO SUBSCRIBE FOR ADS'S UNDER THE US SHARE VALUE PLAN. THE OPTIONS WILL BE EXERCISABLE ON 31 DECEMBER 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. $111.74	178
		2. $111.74	178
		3. $111.74	161
		4. $111.74	178
d)	Aggregated information	N/A
e)	Date of the transaction	10 NOVEMBER 2017
f)	Place of the transaction	NEW YORK STOCK EXCHANGE (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 07 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       7 December 2017

Number of ordinary shares purchased:    376,561

Volume weighted average price paid per share:        2,647.63p

Highest price paid per share:        2,675.00p

Lowest price paid per share:        2,624.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7522Y_-2017-12-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 08 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       8 December 2017

Number of ordinary shares purchased:    372,533

Volume weighted average price paid per share:        2,622.55p

Highest price paid per share:        2,640.00p

Lowest price paid per share:        2,600.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8833Y_-2017-12-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Director/PDMR Shareholding
Dated 11 December 2017

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. D MOBLEY 5. S MORIARTY 6. J FERRÁN
b)	Position / status	1. CFO 2-5. MEMBER OF EXECUTIVE COMMITTEE 6. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	1-5: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 6: PURCHASE UNDER ARRANGEMENT WITH COMPANY
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £ 26.44	7
		2. £ 26.44	7
		3. £ 26.44	9
		4. £ 26.44	9
		5. £ 26.44	6
		6. £ 26.44	313
e)	Aggregated information	N/A
f)	Date of transaction	11 DECEMBER 2017
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Transaction in Own Shares
Dated 11 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       11 December 2017

Number of ordinary shares purchased:    352,826

Volume weighted average price paid per share:        2,640.65p

Highest price paid per share:        2,649.00p

Lowest price paid per share:        2,631.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0164Z_-2017-12-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 12 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       12 December 2017

Number of ordinary shares purchased:    345,347

Volume weighted average price paid per share:        2,645.78p

Highest price paid per share:        2,654.00p

Lowest price paid per share:        2,626.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1491Z_-2017-12-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 13 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       13 December 2017

Number of ordinary shares purchased:    369,725

Volume weighted average price paid per share:        2,641.55p

Highest price paid per share:        2,648.00p

Lowest price paid per share:        2,631.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2918Z_-2017-12-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 14 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       14 December 2017

Number of ordinary shares purchased:    362,125

Volume weighted average price paid per share:        2,640.24p

Highest price paid per share:        2,647.00p

Lowest price paid per share:        2,629.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4270Z_-2017-12-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 15 December 2017
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       15 December 2017

Number of ordinary shares purchased:    370,681

Volume weighted average price paid per share:        2,636.96p

Highest price paid per share:        2,650.00p

Lowest price paid per share:        2,618.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5651Z_-2017-12-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 19 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       18 December 2017

Number of ordinary shares purchased:    350,821

Volume weighted average price paid per share:        2,670.93p

Highest price paid per share:        2,678.50p

Lowest price paid per share:        2,654.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7146Z_-2017-12-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Director/PDMR Shareholding
Dated 19 December 2017

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	D MAHLAN
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
b)	Identification code	US25243Q2057
c)	Nature of the transaction	Exercise of options over ADS and subsequent sale of ADS. The balance after the sale has been retained. The options were granted on 17 September 2009 at a price of $63.13.
d)	Price(s) and volume(s)	Price(s)	Volume(s)
			No. of ADS exercised	No. of ADS Sold	Balance of ADS retained and beneficially owned
		$143.32	20,790	20,290	500
e)	Aggregated information	N/A
f)	Date of transaction	18 DECEMBER 2017
g)	Place of transaction	NEW YORK STOCK EXCHANGE (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 19 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       19 December 2017

Number of ordinary shares purchased:    357,577

Volume weighted average price paid per share:        2,671.41p

Highest price paid per share:        2,679.00p

Lowest price paid per share:        2,662.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8533Z_-2017-12-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 20 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       20 December 2017

Number of ordinary shares purchased:    358,041

Volume weighted average price paid per share:        2,666.23p

Highest price paid per share:        2,678.50p

Lowest price paid per share:        2,657.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9986Z_-2017-12-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 21 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       21 December 2017

Number of ordinary shares purchased:    362,458

Volume weighted average price paid per share:        2,676.20p

Highest price paid per share:        2,691.50p

Lowest price paid per share:        2,652.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1457A_-2017-12-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 22 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       22 December 2017

Number of ordinary shares purchased:    355,262

Volume weighted average price paid per share:        2,692.35p

Highest price paid per share:        2,699.00p

Lowest price paid per share:        2,674.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2735A_-2017-12-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 27 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       27 December 2017

Number of ordinary shares purchased:    360,719

Volume weighted average price paid per share:        2,676.73p

Highest price paid per share:        2,690.00p

Lowest price paid per share:        2,639.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3957A_-2017-12-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 28 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       28 December 2017

Number of ordinary shares purchased:    402,041

Volume weighted average price paid per share:        2,695.77p

Highest price paid per share:        2,704.50p

Lowest price paid per share:        2,688.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5124A_-2017-12-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 29 December 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       29 December 2017

Number of ordinary shares purchased:    312,968

Volume weighted average price paid per share:        2,696.69p

Highest price paid per share:        2,717.50p

Lowest price paid per share:        2,675.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6181A_-2017-12-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 January 2018

By:___/s/Jonathan Guttridge

Jonathan Guttridge
Company Secretarial Assistant